Note 5: Regulatory matters and litigation
Putnam Management has entered into agreements with the Securities and Exchange
Commission and the Massachusetts Securities
Division settling charges connected with excessive short-term trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam-administered 401(k) plans.
Pursuant to these settlement agreements, Putnam
Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to certain open-end funds and their shareholders.
The amount will be allocated to
shareholders and funds pursuant to a plan developed by an independent consultant, and will be paid following approval of the plan by the SEC and the Massachusetts Securities Division. The Securities and
Exchange Commissions and
Massachusetts Securities Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain
Putnam funds. Putnam Management will bear any costs incurred by Putnam funds in connection with these lawsuits. Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.
Putnam Management and Putnam Retail
Management are named as defendants in a civil suit in which the plaintiffs allege that the management and distribution fees paid by certain Putnam funds were excessive and seek recovery under the Investment Company Act of 1940. Putnam
Management and Putnam Retail Management
have contested the plaintiffs claims and the matter is currently pending in the U.S. District
Court for the District of Massachusetts. Based on currently available information, Putnam
Management believes that this action is without merit and that it is unlikely to have a material effect on Putnam Managements and Putnam
Retail Managements ability to provide services to their clients, including the fund.

Note 6: Acquisition of Putnam Municipal
Income Fund
On March 18, 2005, the fund issued 47,117,436;
7,626,046; 953,897; and 535,178 class A, class B, class
C and class M shares, respectively, in exchange for 69,692,992; 11,303,507; 1,410,792; and 791,929 class
A, class B, class C and class M shares of Putnam
Municipal Income Fund to acquire that funds net assets in a tax-free exchange approved by that funds shareholders. The net assets of the fund and Putnam Municipal Income Fund on March 18,
2005, valuation date, were $965,410,122 and $722,220,765 respectively. On March 18, 2005,
Putnam Municipal Income Fund had distributions in excess of net investment income of $114,175, accumulated net realized loss of $57,858,443 and unrealized appreciation of $28,646,579. The aggregate net assets of the fund immediately following the acquisition were $1,687,630,887.
Information presented in the Statement of operations and changes in net assets reflect only operations of Putnam Tax-Free High Yield Fund.